1405 Research Blvd, Suite 125 Rockville, MD 20850	VIA EDGAR

February 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Laura Crotty

Mr. Tim Buchmiller

Ms. Christine Torney

Ms. Angela Connell

Re:	Sensei Biotherapeutics, Inc.

Registration Statement on Form S-1

File No. 333-252138

Acceleration Request

Requested Date: Wednesday, February 3, 2021
Requested Time: 5:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-252138) (the “Registration Statement”) to become effective on February 3, 2021, at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Michael E. Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636, or Mark Ballantyne of Cooley LLP at (703) 456-8084.

Very truly yours,

Sensei Biotherapeutics, Inc.

By:	/s/ John Celebi

John Celebi
President and Chief Executive Officer

cc:	Erin Colgan, Sensei Biotherapeutics, Inc.

Michael E. Tenta, Cooley LLP

Brian F. Leaf, Cooley LLP

Mark Ballantyne, Cooley LLP

Seo Salimi, Goodwin Procter LLP